Reg. No. 333-14887




                               FORM N-18F-1



                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549




              Notification of Election Pursuant to Rule 18f-1
                 Under the Investment Company Act of 1940






                        OPPENHEIMER REAL ASSET FUND
           Two World Trade Center, New York, New York 10048-0203
             ------------------------------------------------
                      Name and Address of Registrant

                         NOTIFICATION OF ELECTION
                         ------------------------


The undersigned registered, open-end, diversified, management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of (i) $250,000 or (ii) one percent of the net asset value of the undersigned investment company at the beginning of such period, as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                 SIGNATURE
                                 ---------

Pursuant to the requirements of Rule 18f-1 under the Investment
Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 14th day of January, 1997.

                    OPPENHEIMER REAL ASSET FUND
                    -----------------------------------
                    Name of Registrant



                    By:  /s/ Robert G. Zack
                         -----------------------------------
                         Robert G. Zack, Assistant Secretary

ATTEST:



/s/ Katherine P. Feld
---------------------------
Katherine P. Feld


SEC\735.18F